Exhibit 99.1

Nano Dimension Receives Israeli Court Approval for Its $200 Million Repurchase Plan

The Repurchase Plan Enables Nano to Buy Back its Shares at Compelling Valuation Levels and Drive Shareholder Value

Waltham, Mass., Oct. 19, 2023 (GLOBE NEWSWIRE) --  Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension”, “Nano”, or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printing solutions, today announced that it has received approval from the Israeli Court for its request to implement its previously announced share repurchase plan (the “Repurchase Plan”), allowing the Company to buy back up to $200 million worth of its American Depositary Shares (the “ADS”) during the next twelve months.

The Repurchase Plan authorizes the Company’s management to repurchase ADSs, from time to time, in open market transactions, in privately negotiated transactions or in any other legally permissible way, depending on market conditions, share price, trading volume and other factors. Such repurchases will be made in accordance with applicable U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and applicable Israeli law.

The Company may repurchase all or a portion of the authorized repurchase amount. The Repurchase Plan does not obligate the Company to repurchase any specific number of the ADSs and may be suspended or terminated at any time at management’s discretion.

Yoav Stern, Chief Executive Officer and a member of the Board of Directors of Nano Dimension, added: “The Board of Directors continually reviews our capital allocation strategy and listens to our shareholders’ feedback. While large and synergistic M&A – now possible at more reasonable valuations – ground-breaking R&D, and high-returning go-to-market investments are our focus, we also believe there is a strong case to repurchase shares at attractive valuation levels, particularly in light of Nano Dimension shares trading at a discount to net asset value. We will remain disciplined in our capital allocation approach as we execute this program to ensure we are capitalizing on the best way to deliver shareholder value.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its $200 million repurchase plan, the potential for repurchases under the Repurchase Plan, the potential benefits therefrom and the Company’s capital allocation approach. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com